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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May  2004

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Form 52-109F2 – Certification of Interim Filings – CEO Dated May 28, 2004

2.

Form 52-109F2 – Certification of Interim Filings – CFO Dated May 28, 2004

3.

Interim Financial Statements – English Dated May 28, 2004

4.

MD&A – English Dated May 28, 2004

5.

Confirmation of Mailing Dated May 28, 2004

6.

News Release Dated May 20, 2004

7.

News Release Dated May 20, 2004

8.

News Release Dated May 12, 2004

9.

Annual Report – English Dated May 10, 2004

10.

Audited Annual Financial Statements – English Dated May 10, 2004 included in item 9. Annual Report

11.

Certificate re: Dissemination to Shareholders Dated May 10, 2004

12.

Form of Proxy Dated May 10, 2004

13.

Management Information Circular – English Dated May 10, 2004

14.

Notice of Meeting – English Dated May 10, 2004

15.

Interim Financials Supplemental List Return Card Dated May 10, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Frederick J. Sveinson, President, Chief Executive Officer, and Director of Gold City Industries Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold City Industries Ltd., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 28, 2004

/Signed  “Frederick J. Sveinson”

Frederick J. Sveinson

President, Chief Executive Officer, and Director

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Courtney A. Shearer, Chief Financial Officer and Director of Gold City Industries Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold City Industries Ltd., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 28, 2004

/Signed “Courtney Shearer”

Courtney A. Shearer

Chief Financial Officer and Director

GOLD CITY INDUSTRIES LTD.

Consolidated Balance Sheets (Prepared without audit)
	March 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$1,183,311	$1,794,613
Marketable securities	44,000	44,000
Accounts receivable	42,838	41,285
Prepaid expense	1,148	1,702
Current portion other assets	6,758	5,758
	1,278,055	1,887,358

Mineral Properties And Related Deferred
Exploration	7,763,485	3,912,318

Capital Assets	46,876	28,791

Long-Term Investment	187,000	95,000

Other Assets	129,620	40,167
	$9,405,036	$5,963,634

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$110,988	$181,905
	110,988	181,905

Long-Term Debt	3,924,682	2,591,361

Share Subscriptions	125,000	875,985
	4,160,670	3,649,251
SHAREHOLDERS’ EQUITY
Share Capital (Note 3)	14,239,038	10,725,291

Contributed Surplus (Note 3)	317,056	312,720

Broker Warrants	38,714	-

Deficit	(9,350,442)	(8,723,628)
	5,244,366	2,314,383
	$9,405,036	$5,963,634

On behalf of the Board of Directors

“Paul S. Cowley”	PAUL S. COWLEY, Director

“Fred Sveinson”	FREDERICK SVEINSON, Director

GOLD CITY INDUSTRIES LTD.

Consolidated Statements of Operation and Deficit (Prepared without audit)
Three Months Ended March 31	2004	2003

Administrative Expenses

Audit, accounting and legal	143,552	13,613
Business development	8,831	-
Consulting and technical fees	17,789	7,550
Financing fees and interest	238,886	11,281
Unrealized loss on long-term debt	47,299	-
Foreign exchange loss	36,022	-
Office and general	82,673	31,260
Share transfer and regulatory fees	10,496	6,107
Depreciation	500	500
Investor relations and shareholder communications	31,567	7,500
Loss Before Other Expenses	617,615	77,811

Other Expenses (Recoveries)

Interest and other income	(2,637)	(125)
Mineral property evaluation	7,500	7,820
Gain on sale of marketable securities	-	(8,501)
Stock-based compensation	4,336	4,739
	9,199	3,933

Loss For The Year	626,814	81,744

Deficit – beginning of period	8,723,628	6,396,317

Deficit – end of period	$9,350,442	$6,478,061

Basic and diluted loss per share	$0.02	$0.00

Weighted average shares outstanding	37,811,190	26,865,249

GOLD CITY INDUSTRIES LTD.

Consolidated Statements of Cash Flow (Prepared without audit)

Three Months Ended March 31	2004	2003

Cash flows from operating activities

Loss for the period	$(626,814)	$(81,744)
Add (deduct) items not involving cash
Financing fees and interest	189,793	-
Unrealized loss on long-term debt	47,299	-
Foreign exchange loss	36,022	-
Gain on sale of marketable securities	-	(8,501)
Depreciation	500	500
Stock-based Compensation	4,336	4,739
	(348,864)	(85,006)

Net changes in non-cash working capital
Accounts receivable	(1,553)	1,997
Prepaid expense	554	(1,308)
Accounts payable and accrued liabilities	(12,825)	(59,306)
	(362,688)	(143,623)

Cash flows from (used in) investing activities

Proceeds from sale of marketable securities	-	64,501
Purchase of capital assets	(18,585)	(14,000)
Acquisition of mineral properties	(1,835,115)	(49,166)
Deferred exploration	(108,052)	(53,941)
Other assets	(90,453)	-
	(2,052,205)	(52,606)

Cash flows from (used in) financing activities

Shares issued for cash	553,591	151,500
Shares subscriptions received	-	195,500
Long-term debt	1,250,000	-
	1,803,591	347,000

Net cash and cash equivalents provided (used) during the period	(611,302)	150,771
Cash and cash equivalents - beginning of period	1,794,613	9,382

Cash and cash equivalents - end of period	$1,183,311	$160,153

GOLD CITY INDUSTRIES LTD. Statement of Mineral Properties and Deferred Exploration Expenditures (Prepared without audit)

As at March 31, 2004

	Rock Creek & Old Nick	Domin Project	Caramelia	Rice Lake Gold Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at
December 31,
2003	$513,393	$312,516	$740,066	$0	$88,387	$341,456	$1,784,127	$72,810	$59,563	$3,912,318

Assaying	-	-	-	-	-	-	145	5,275	-	5,420
Camp	-	-	-	-	-	-	3,884	-	131	4,015
Consultants – Geological	2,659	900	-	-	200	-	40,156	700	1,400	46,015
Consultants – Metallurgical	1,170	-	-	-	-	-	6,523	-	-	7,693
Consultants – Other	-	-	-	-	-	-	25,363	-	-	25,363
Equipment rental	-	-	-	-	-	-	3,996	-	286	4,282
Field	-	-	-	-	-	-	1,079	-	41	1,120
Other	959	-	-	-	-	-	6,974	-	157	8,090
Pre-Feasibility Study	1,050	-	-	-	-	-	-	-	-	1,050
Environmental	-	-	-	-	-	-	5,004	-	-	5,004
	5,838	900	-	-	200	-	93,125	5,975	2,015	108,052

Acquisition Expenditures	-	-	(92,000)	3,835,115	-	-		-	-	3,743,115
Properties written off	-	-	-	-	-	-	-	-	-	-
	-	-	(92,000)	3,835,115	-	-	-	-	-	3,851,167
Balance as at
March 31,
2004	$512,073	293,616	628,696	3,835,115	85,546	379,792	830,457	46,535	119,351	7,763,485

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2004

(Prepared without audit)

1.

Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2003.  These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2003.

2.

Stock-based Compensation

As at March 31, 2004, the Company has a share option plan.  Consideration paid for shares on exercise of the share options is credited to share capital.  Compensation costs of stock options granted under the plan have been estimated using an option-pricing model.  During the three month period ended March 31, 2003, the Company did not grant any stock options and accordingly there is no stock-based compensation charge.

		Three Months Ended March 31
		2004	2003
a)	average risk-free interest rate	3.2%	n/a
b)	expected life	5.0 years	n/a
c)	expected volatility	157%	n/a
d)	expected dividends	Nil	n/a

3.

Share Capital

Common Shares

Amount

Balance December 31, 2003

32,884,069

$ 10,725,291

Issued during the three months ended

  March 31, 2004

   For cash (net of issue expenses of $186,156)

  4,484,336

     1,383,361

   For cash pursuant to exercise of warrants

         2,500

               750

   For cash pursuant to exercise of option

       40,000

            6,750

   For payment of accrued interest expense on long-term

    debt

     104,934

          78,701

   For acquisition of 50% Harmony Gold (Canada) Inc.

   5,840,529

     2,044,185

Balance March 31, 2004

43,356,368

$ 14,239,038

With respect to the completion of certain private placements for cash, the Company issued broker warrants as part of the cost of completing the financings.  The value of $138,714 has been attributed to these brokers warrants based on the Black Scholes pricing model.

4.

Related Party Transactions

During the three-month period ended March 31, 2004, the Company incurred expenses of $74,545 (2003-$32,430) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable includes $28,091 (2003-$125,099) payable to directors, officers and companies controlled by directors or officers.

During 2003 and in March 2004, the Company entered into option agreements with Jantri Resources Inc. (Jantri) wherein Jantri acquired the right to earn an interest in certain of the Company’s mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.  The Company as at April 9, 2004 holds approximately 15.4% of Jantri’s issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

5.

Segmented Information

All of the Company’s operations are in one industry, the exploration for precious metals.  The Company’s mineral properties and capital assets are all located in Canada.

6.

Supplemental Cash Flow Information

Cash flows from financing activities

	2004	2003
Shares issued as interest payment	$78,701	$-
Shares issued as finder’s fees re financing	34,563	-
Shares issued for acquisition of 50% interest in Harmony Gold (Canada) Inc.	2,000,000	-
Shares issued as agency fee in connection with Harmony Gold (Canada) Inc. acquisition	44,185	-
Broker warrants issued in connection with financing	(38,714)	-
Shares subscribed for as bonus payment on long-term debt financing	125,000	-
	$2,243,735	$-

MANAGEMENT’S DISCUSSION AND ANALYSIS

 OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and results of operation for the Company prepared as of May 28, 2004 should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management’s discussion and analysis contained in the 2003 Annual Report.    All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available online from the SEDAR website (www.sedar.com).

Overview

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company has two development stage projects – the Greenwood Gold Project, located near Greenwood, British Columbia and the Rice Lake Gold Project, located at Bissett, Manitoba.

The Company has no producing properties and no operating income or cash flow.  The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.  The Company’s exploration focus during the past eighteen months has been on its Greenwood Gold Project, located near Greenwood, British Columbia.

On January 8, 2004 the Company signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby the Rice Lake Joint Venture acquired 100% of Harmony Canada. The Company’s portion of the purchase price was: $1,733,527.40 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit is comprised of one common share and one common share purchase warrant, exercisable prior to March 17, 2005, at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. The Bissett mine assets include:  a 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and a NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004).

In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000 on the San Gold properties,  to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within the Rice Lake greenstone belt, which stretches from the east side of Lake Winnipeg to the Ontario border, encompassing an area of 90 kilometres x 20 kilometres.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

The Rice Lake Joint Venture controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on RLGC land.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City to Quest.

The Company paid $40,929.40 and has issued 126,244 shares and 353,572 warrants to Harris Partners Limited as consideration for their role as financial advisor to the Company, in respect of the above transactions.  Each warrant is exercisable, at $0.45 per share for a period of two years.

Results of Operations

During the three months ended March 31, 2004, the Company reported a net loss of $626,814 ($0.02 per share) compared to a net loss of $81,744 ($0.00 per share) reported in the three months ended March 31, 2003.  Contributing to the increased net loss for the period are: financing fees and interest totaling $238,886, comprised primarily of a charge of $125,000 related to bonus shares paid to Quest Capital; interest totaling $87,238 related to the Ocean Resources Capital Holdings Plc. (“ORCH”) and Quest loans; an unrealized loss on long-term debt of $47,299 and foreign exchange losses of $36,022 related to the ORCH loan; audit, accounting, & legal fees of $143,552, attributable primarily to the acquisition of Harmony Canada, formation of the Rice Lake Joint Venture, and related transactions (see “Overview”); and $40,398 in business development and investor relations expenses, due to increased investor relations activities, a monthly investor relations contract consulting fee of $5,000 with Marketsmart Communications, and attendance at investor conferences. Office and general expenses increased by $51,413, due to salary expenses of $25,777; computer software purchases of $5,200; increased travel & accommodation expenses of $7,351; and workers compensation payments of $10,550, which have increased due to both increased field activities and also due to the application of a higher assessment rate related to field exploration activities.

During the three months ended March 31, 2004, the Company reported deferred exploration totaling $108,052, of which $93,125 was expended on its Greenwood Gold Project.  Preliminary engineering design of a 200 tpd mill and adjacent tailings facility for the Greenwood Gold Project was completed during the three months ended March 31, 2004.   In January 2004 the Company received a permit to mine an underground 10,000 tonne bulk sample from the Lexington property. Subsequent to the period ending March 31, 2004, the Company has submitted its permitting application for the mill and tailings facility.

Also subsequent to the period ending March 31, 2004, the Rice Lake Joint Venture has completed an initial 12-hole diamond drill program ($170,000) on the San Gold #1 deposit, near Bissett, Manitoba.  The first three holes have returned positive results, while assays from the remaining nine holes are pending.

The Company has budgeted expenditures of $1,200,000 for its 2004 British Columbia field programs, commencing in April 2004, including: geochemical surveys & trenching at the Midway project, diamond drilling at Lexington, geochemical surveys, trenching, and drilling at the Golden Crown & JD properties, and prospecting & sampling programs at the Tommy Jack and Domin properties.

Summary of Quarterly Results (Unaudited)

	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net (Loss)	(656,724)	(614,482)	(1,494,087)	(136,998)	(81,744)	(119,603)	(87,287)	(361,471)
Basic and Diluted Net (Loss) per Share	($0.02)	($0.02)	($0.06)	($0.01)	($0.00)	($0.01)	($0.00)	($0.02)
Deferred Exploration	108,052	474,491	81,804	76,988	53,941	102,231	96,825	31,221

Financing Activities

In January 2004 the Company closed four previously announced private placements from December 2003 for total gross proceeds of $1,318,235.

On January 5, 2004, the Company closed a flow-through private placement previously announced on December 4, 2003, whereby the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2005.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement, with the warrants having the same terms and conditions as for the private placement.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 23, 2003, whereby the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 30, 2003, whereby the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

On January 8, 2004 the Company closed a non-flow-through private placement previously announced on November 21, 2003, whereby the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

On March 12, 2004 the Company completed a non-flow-through private placement, whereby the Company issued 619,200 units, priced at $0.35 per unit, for gross proceeds of $216,200, each unit being comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to March 12, 2005. In connection with the private placement the Company issued 19,818 and 26,622 brokers’ warrants to Harris Partners Limited and Bolder Investments Partners Ltd., respectively and paid a brokers’ cash commission of $16,254 to Harris Partners Limited.  The brokers’ warrants are exercisable at $0.45 per share for a period of two years.

Liquidity and Capital Resources

The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, inflation, governmental regulations, and environmental factors, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

The Company’s working capital position as at March 31, 2004 was $1,167,067.  The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company holds 200,000 shares of International Wayside Gold Mines Ltd., which the Company treats as marketable securities.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares in January 2004.  The Company currently holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for long term investment purposes.

The Company has long term debt totaling $3,924,000 including: (1) a $1,250,000 loan repayable to Quest Capital Corporation on August 31, 2004, such repayment being extendable to February 28, 2005, at the borrowers’ option, subject to payment of a bonus of 450,000 common shares and (2) a $2,674,682 loan repayable to Ocean Resources Capital Holdings Plc. in 2006.

Outstanding Share Data

On January 15, 2004, pursuant to an ordinary resolution of the Company’s shareholders, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares.

The Company’s share data as at March 31, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at March 31, 2004			43,356,368
Warrants Outstanding
418,500	$0.30	April 2, 2004
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005
333,333	$0.40	November 14, 2004
1,202,278	$0.45	January 5, 2005
1,885,715	$0.45	January 5, 2005
801,429	$0.45	January 5, 2005
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006
619,200	$0.45	March 12, 2005
400,012	$0.45	March 12, 2006
5,714,285	$0.45	March 17, 2005
14,179,752			14,179,752
Stock Options Outstanding
350,000	$0.36	April 11, 2005
145,000	$0.25	May 26, 2005
60,000	$0.25	November 3, 2005
100,000	$0.25	December 4, 2005
735,000	$0.15	May 6, 2007
980,000	$0.20	September 8, 2008
2,370,000			2,370,000
			59,906,120

Outlook

In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production.  The Company’s British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation will focus on extending and developing known high grade veins within the Bissett mine with a view to returning the mine to production.  The Company plans on raising the necessary financing to complete its obligation of expending $1,000,000 on exploration of the San Gold properties, to earn its 50% interest in the San Gold properties.  In addition to the planned diamond drilling on the San Gold #1, #2, and #3 deposits, geophysical surveys and drilling are planned for the previously untested 12 kilometres of mine horizon on the adjoining San Gold properties, which form part of the Rice Lake Joint Venture lands.

GOLD CITY INDUSTRIES LTD.

550 - 580 Hornby Street

Vancouver, B.C. Canada V6C 3B6

Website: http://www.gold-city.net        E-mail: info@gold.city-net

March 28, 2004

Alberta Securities Commission

British Columbia Securities Commission

TSX Venture Exchange

RE: Gold City Industries Ltd.

        Suite 550, 580 Hornby Street

        Vancouver, B.C.

        V6C 3B6

Interim Financial Statements (Unaudited) and Management’s Discussion and Analysis for the period ending March 31, 2004

We confirm that on March 28, 2004, the above noted material issued by the Company was forwarded by pre-paid mail to all members on the supplemental mailing list of the Company.

Yours truly,

Signed “Frederick Sveinson”

Frederick Sveinson

President

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-19

May 19, 2004	TSX Venture: GC

Fred Sveinson, President, reports that subsequent to its joint news release with San Gold Resources Corporation (“San Gold”) dated March 29, 2004 and to the receipt of the final acceptance letter from the TSX Venture Exchange, the Company has completed the issue of securities related to the acquisition of 100% of the issued and outstanding shares of Harmony (Gold) Canada Inc. (“Harmony Canada”); a bonus related to a $2,500,000 loan from Quest Capital Corp. (“Quest”); and a private placement offering.

As was previously reported the Company’s portion of the purchase price of the Harmony Canada acquisition was $1,733,527.40 in cash and $2,000,000 in shares, comprised of 5,714,285 units of Gold City at a deemed price of $0.35 per unit.  Each unit is comprised of one common share of Gold City and one share purchase warrant, exercisable at $0.45 per share, for a period of one year.  Securities issued pursuant to the transaction are subject to four month hold to July 18, 2004.

Pursuant to the terms of the Quest loan, Gold City has issued, as its portion of a bonus payable to Quest, 450,000 common shares, which are subject to a four month hold to August 15, 2004.

Gold City raised $216,200 and issued 619,200 units priced at $0.35 per unit, pursuant to the private placement. Each unit is comprised of one common share and one share purchase warrant, with each warrant being exercisable at $0.45 per share for a period of one year.  In connection with the private placement, a broker’s cash commission of 7.5% or $16,254 was paid to Harris Partners Limited, 19,818 brokers’ warrants were issued to Harris Partners Limited and 26,622 brokers’ warrants were issued to Bolder Investment Partners Ltd.  The brokers’ warrants are exercisable at $0.45 per share for a period of two years.  Securities issued pursuant to the private placement are subject to a four month hold until July 12, 2004.

The Company has also paid $40,929.40 and has issued 126,244 shares and 353,572 warrants to Harris Partners Limited as consideration for their role as financial advisor to the Company in respect of the above transactions.  Each warrant is exercisable, at $0.45 per share, for a period of two years.  Securities issued are subject to a four month hold until July 12, 2004.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-18

May 19, 2004	TSX Venture: GC

Amendment to the Information Circular Dated April 30, 2004 in Respect of the

Annual General Meeting of Shareholders to be held on June 4, 2004

The Company has learned that a section of the Information Circular, “Remuneration of Management and Others” did not print on certain of the copies furnished to Members.  It is not known how many of the copies delivered were defective.  To ensure that all Members of the Company receive a complete Information Circular and to ensure that the Company meets its continuous disclosure obligations, Management has furnished by mail to all Members, an Amendment to the Information Circular, which includes the complete text of the section that did not print.  The Information Circular, which was previously filed on SEDAR (www.sedar.com), is complete.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

San Gold #1 Zone Drilling Intersects 7.3 meters of 10.4 g/tonne gold

May 12, 2004

Bissett, Manitoba

Hugh Wynne, President of San Gold Resources Corporation (SGR TSX-V) and Fred Sveinson, President of Gold City Industries Ltd. (GC TSX-V) are pleased to announce results from the first three holes of the Phase 1 drilling on the San Gold #1 Zone, located 3 kilometres east of the Rice Lake Gold Mine (1.5Moz production).  Phase 1 drilling is now completed and consisted of 12 diamond drill holes (4,040 ft) focused  on the San Gold #1 Zone in order to expand the deposit prior to a resource calculation. The first three holes of the program expand the deposit within 150 metres from surface. The three reported holes are drilled on the same section line and demonstrate the down dip continuity and improvement of the structure and gold grades with depth.  The San Gold #1 Zone remains open in all directions and excellent potential exists for additional mineralized zones along the 15 kilometer east-west “mine” trend.

Hole #

Collar Co-ordinates

Azimuth + Dip

Total Length

SG-04-01

375E / 52S

163 / -55

97.6m (320ft)

SG-04-02

375E / 52S

163 / -61

121.1m (397ft)

SG-04-03

375E / 52S

163 / -73

151.6m (497ft)

Results:

Hole #

 From

To           Length

Gold g/tonne (oz/ton)

SG-04-01

79.6m           82.7m

  3.1m (10ft)

6.6

(0.194)

SG-04-02

105.2m         107.7m

  2.5m (8ft)

5.3

(0.155)

SG-04-03

116.2m         123.5m

  7.3m (24ft)

10.4

(0.305)

Includes

116.2m         119.3m

  3.1m (10ft)

9.2

(0.269)

121.7m         123.5m

  1.8m (6ft)

26.1

(0.763)

The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish.  This program was carried out under the supervision of W. S. Ferreira, M.Sc., P.Geo., and D. Ginn, P.Geo. who under National Instrument 43-101 are the Qualified Persons for this project.  Assays are pending from the remaining intersections from this phase of drilling and will be released as received.

The San Gold #1 Zone is located 3 kilometers by road east of the Rice Lake Gold Mine (formerly Bissett Mine), jointly owned by the above listed companies, and is located along an east trending fault/shear “mine” horizon that extends a further 12 kilometers on to San Gold’s landholdings.  Gold City Industries Ltd will earn 50% of the San Gold properties by spending the first $1,000,000.00 in exploration and development of the San Gold #1 Zone as well as additional zones along the “mine” horizon.  It is anticipated that a second phase of drilling will occur upon review of the complete first phase results, followed by development of a decline access, and a bulk sampling program.

Please view our web site at www.ricelakejv.com.

San Gold Resources Corporation

Gold City Industries Ltd.

Hugh Wynne, CEO  (204) 791-1723

Fred Sveinson, President

or  Dale Ginn  (204) 794-5818

(604) 682-7677

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

GOLD CITY INDUSTRIES LTD.

ANNUAL REPORT

2003

Message to Shareholders

It has been an exciting year for Gold City with the increase in commodity prices and the optimistic long-term outlook for metal prices.  The Company was able to raise considerable equity in 2003 to fund a large scale exploration program in the Boundary area of British Columbia, with a major focus on the Greenwood Gold Project.

The Company had significant results from the fall drilling program on the Greenwood Gold Project, including the Lexington and Golden Crown properties.  Highlights of the drilling included an intercept of 4.57 metres grading 28.68 grams per tonne (gpt) gold (0.84 ounces per ton) on the Lexington and an intercept of 1.86 metres grading 326.82 gpt gold (9.53 oz/t) at the Golden Crown.  The drill results re-affirmed the belief that these properties can become near term producers.   In 2004 the Company will focus on surface exploration including diamond drilling to advance the resource base in the Greenwood Gold Project.

In order to fulfill the vision to become a large, integrated mining company, Company management has spent considerable energy evaluating new gold projects in North America.  Subsequent to the year-end, the Company entered into a joint venture with San Gold Resources Corporation (“San Gold”) to acquire the Bissett Mine in Manitoba through the share purchase of Harmony Gold (Canada) Inc., a wholly-owned subsidiary of Harmony Gold S.A.  The acquisition was completed on March 29, 2004.  Gold City also entered into an agreement to acquire 50% of the San Gold exploration properties in the Rice Lake Greenstone Belt.  This marks the first time that a large adjacent exploration package has been consolidated with the existing Bissett mine and infrastructure.

The Company is moving towards the mission of being a junior gold producer in the short run by advancing the Greenwood Gold Project and the JV with San Gold on the Rice Lake Greenstone Belt.  Both projects provide exploration “blue-sky” in proven gold camps.  The projects also provide the ability to move toward production of gold in the near future to grow the Company through to an intermediate producer.

The Board of Gold City would like to thank all the shareholders of the Company for their on-going support and we look forward to another successful year.

Fred Sveinson, President and CEO

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial position and results of operation for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to April 30, 2004.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act.  The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company’s strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration.

The Company is a reporting Issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol “GC”.  The Company became a reporting issuer in the United States effective November 20, 2002, pursuant to the filing of a 20-F registration with the United States Securities Exchange Commission (SEC).

The Company has no producing properties and no operating income or cash flow.  The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.  During 2003 the Company focused on advancing its Greenwood Gold Project (see “British Columbia Exploration Projects”).

Rice Lake Joint Venture

On January 8, 2004, subsequent to the year ending December 31, 2003, the Company announced that it had signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture Inc.) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby, the Rice Lake Joint Venture Inc. acquired 100% of Harmony Canada. The Company’s portion of the purchase price was: $1,733,527.50 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit was comprised of one common share and one common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted the Company an option to acquire a 50% interest in the San Gold Properties.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and common shares in the capital of Gold City to Quest.

The Rice Lake Joint Venture, now known as Rice Lake Gold Corporation (“RLGC”), controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on RLGC land.

The Bissett mine assets include:

*

1,250 ton per day processing plant

*

all production and environmental permits

*

substantial capital tax pools

*

NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004)

RLGC will focus on extending and developing known high grade veins within the Bissett mine.  Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. On April 14, 2004 the joint venture parties announced that exploration had commenced with a diamond drill program on the San Gold #1 deposit.

British Columbia Exploration Projects

The Company holds varying interests in over 21,000 hectares of exploration ground in British Columbia, including: the Greenwood Gold Project, located in the Greenwood Mining Division, near Greenwood, British Columbia; the Boundary Project, also located in the Greenwood Mining Division, comprised of the Caramelia gold property, the Old Nick nickel/cobalt property, the Rock Creek Joint Venture, the Sappho property, and the Midway property; the Domin Project, located in the Cariboo Mining Division, 45 kilometres northeast of Wells, BC comprised of the Dominion Creek property under 100% option and the Company’s 100% owned contiguous Domin claims; the Welbar Gold Project located near Wells, BC, comprised of the Promise and Myrtle-Proserpine claim groups; and the Tommy Jack Property, located in the Omineca Mining Division, located 150 kilometres north of Smithers, BC.

Greenwood Gold Project

The Company’s Greenwood Gold Project, located near Greenwood, British Columbia, is comprised of two core mineral property groups – the Lexington-Lone Star and the Golden Crown, which includes the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims.  Commencing in July 2002 the Company entered into agreements to acquire 100% interests in the Lexington-Lone Star, Winnipeg-Golden Crown, Century Gold, and JD properties and acquired a 100% interest in the Zip claims, subject to varying net smelter return royalties.  During the last quarter of the year ended December 31, 2003, the Company completed the option commitments to acquire 100% interests in the Lexington-Lone Star and Winnipeg-Golden Crown claims.

Also during the last quarter of 2003, the Company conducted successful surface diamond drill programs on the Grenoble/Main zone at the Lexington property and the Golden Crown property.  The Lexington drilling was comprised of 6 holes totaling 905 metres.  Multiple zones of massive pyrite-chalcopyrite veining were encountered in the drill holes and showed good grade continuity.

The Golden Crown drill program was comprised of 47 holes totaling 2,138 metres. The 47-hole drilling program on the eastern end of the vein system was two-pronged. Twenty-one holes focused on the near surface mineralization of the King Vein, in the heart of the system, which demonstrated additional vein continuity. A further 26 holes tested the near surface portions of surrounding veins - Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins. All veins are part of a robust, steeply dipping, closely spaced massive sulfide vein system composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite.  In the heart of the eastern portion of the Golden Crown vein system many vein intercepts remain open and untested along strike and at greater depths.

HQ core from the diamond drill programs is being used for metallurgical test work on composites of the high grade gold-copper intercepts.

The Company also conducted a trenching program on the JD mineral claims comprised of 12 trenches. On the western end of the Golden Crown system, the Company reported chip samples from trenching a 300 metre portion of a 1,000 metre long gold soil anomaly. The 2003 JD trenching exposed two northwest trending shear zones, the Hangingwall and Main Shear. Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone. The magnitude and orientation of the mineralization within the trenches supports the interpretation that this segment is the northwest extension of the Golden Crown gold system.

Total exploration expenditures on the Greenwood Gold Project during 2003 were $647,402.

In December 2003, the Company announced that it had terminated its option on the Roberts Mill, located near Greenwood, BC and would construct its own 200 tonne per day (tpd) gravity/flotation mill. Management had identified and evaluated alternative sites to the Roberts Mill site, which are located in closer proximity to its Greenwood mining properties and which offer significant economic benefits.  Subsequent to the year ending December 31, 2003, preliminary engineering design of a 200 tpd mill and adjacent tailings facility have been completed and the Company will be proceeding with its permitting application for the mill and tailings facility during the second quarter of 2004.

Also subsequent to the year end, the Company received, in January 2004, its permit to mine an underground 10,000 bulk sample from the Lexington property.

Other British Columbia Exploration Properties

On April 17, 2003 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT), whereby Jantri may earn a 50% interest in the Company’s Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares located near Rock Creek, British Columbia.  The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties.  The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890.s and 1960-62.  To earn its interest, Jantri must make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years.  In year 1 of the agreement Jantri was required to make a minimum expenditure of $50,000 on exploration and the issuance of 300,000 shares prior to October 31, 2003. The parties agreed to amend the agreement to extend the year 1 exploration expenditure period to June 30, 2004, due to unforeseen delays in completion of the work program caused by the forest fire hazard in southern British Columbia.  The Company received 100,000 Jantri shares on July 11, 2003 and, subsequent to the year ending December 31, 2003 the Company received on January 29, 2004, an additional 200,000 Jantri common shares, pursuant to the terms of the agreement.

On June 5, 2003 the Company entered into an option agreement with XMP Mining Limited, now called NU XMP Ventures Ltd. (TSX-V: NUX) whereby XMP may earn a 50% interest in the Dominion Creek Property, comprised of 17 mineral claims encompassing 1,950 hectares, located 45 kilometres northeast of the town of Wells, British Columbia.  The Company has the right to earn a 100% interest in the property, subject to a 2% net smelter return royalty, pursuant to an underlying Dominion Creek option agreement dated April 17, 2000.    To earn its interest, XMP must make cash payments totaling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. In year 1 of the agreement XMP was required to make a cash payment of $5,000, incur exploration expenditures of $50,000 and issue 400,000 post consolidation shares. The agreement was accepted for filing by the TSX Venture Exchange, effective October 16, 2003.  Pursuant to an amendment to the underlying Dominion Creek option agreement, the Company made a cash payment of $5,000 to the Dominion Creek Vendors and, on February 4, 2004, subsequent to the year ending December 31, 2003, transferred 200,000 XMP shares to the Dominion Creek vendors.

The Company continues to maintain its interests in the properties comprising the Boundary Project including: the Old Nick nickel-cobalt property (100%), its Rock Creek Joint Venture (44%), and Sappho properties (under option to earn 100%). Minimal exploration expenditures totaling $7,158 on the Rock Creek and Old Nick Properties and $3,041 on the Sappho property were incurred in the year ended December 31, 2003.

On March 17, 2004, subsequent to the year ended December 31, 2004, the Company entered into an option agreement, subject to acceptance for filing by the TSX Venture Exchange, whereby Jantri Resources Inc. may earn up to a 70% interest in the Old Nick property, in consideration for cash payments totaling $1,350,000; issuance of 3,000,000 common shares; and work commitments (exploration, metallurgical testing, and feasibility work) totaling $3,500,000. In addition, a payment will be payable to the Company at the completion of the production financing, to the greater of $2,500,000 or 20% of the NPV, based on the bankable feasibility study cash-flow projection.

In April 2003 the Company conducted a trenching program ($14,039) on the Midway property, located near Midway, BC.    Subsequent to the year ending December 31, 2003, in April 2004 the Company has conducted a geochemical sampling program on the Midway property ($24,100).  Pending assay results, the Company plans on follow-up trenching of geochemical anomalies later in 2004.

The Company’s Welbar properties (Promise and Myrtle-Proserpine), located near the town of Wells, BC, remain subject to option agreements with International Wayside Gold Mines Ltd. (TSX-V:IWA), whereby IWA may acquire a 50% interest in the properties by conducting $250,000 in exploration expenditures and by issuing 300,000 common shares for each of the two properties prior to December 31, 2005.  To date, IWA has reported exploration expenditures of $235,000, has issued 600,000 shares pursuant to the original agreements and has issued an additional 200,000 common shares pursuant to an amendment to the original agreement.

Selected Annual Information

Selected financial information for the Company for each of the past three years ended December 31 is tabled below.  The reporting currency of the Company is the Canadian dollar.

	Fiscal Years Ended December 31(Audited)
		2003		2002		2001
Revenue	$	Nil	$	Nil	$	Nil
Loss for the year		$2,327,311		$646,551		$272,306
Basic and Diluted Loss per share		$0.09		$0.03		$0.02
Total Assets		$5,963,634		$2,947,855		$2,633,388
Long Term Liabilities		$2,591,361	$	Nil	$	Nil
Dividends Declared	$	Nil	$	Nil	$	Nil

Results of Operations

During the year ended December 31, 2003, the Company incurred a net loss of $2,327,311 ($0.09 per share) compared to a net loss of $646,551 ($0.03 per share) in the year ended December 31, 2002.

The 2003 loss includes: financing fees and interest of $988,223 related primarily to the Ocean Resources Capital Holdings Plc. (“ORCH”) loan financing transaction (see “Financial Activities”) and to an unrealized loss on long-term debt of $630,361 related to the ORCH loan, which were partially offset by a foreign exchange gain of $149,065 related to the ORCH loan.

Office and general expenses were $356,865 in 2003 ($193,188 in 2002). Increases are attributable to management fees of $120,000 paid for management, administrative, and technical services, including a one-time charge and payment of $60,000 to company owned by a director of the company for administrative/technical services provided by an employee of that company; increased travel costs of $29,100 related to financings and promotion.  Increased audit, accounting, and legal expenses of $79,272 in 2003 ($44,968 in 2002) were attributable to costs associated with the filing of a 20F with the United States Securities Exchange Commission (SEC) and with the larger number of financing and property transactions undertaken during 2003.   Higher share transfer and regulatory fees of $47,580 in 2003 ($21,344 in 2002) are also due to increased financing and property transactions.  Mineral property write downs of $71,312 decreased in 2003 from $305,248 in 2002, partially offset by a write down of mill assets of $81,506 in 2003 ($ nil in 2002).  During 2003 the Company contracted an investor relations consultant and initiated investor relations programs, resulting in business development expenses of $11,840 and investor relations expenses of $20,769 in 2003 ($1,473 and $495, respectively in 2002).

The Company incurred $676,587 in deferred exploration costs in 2003 ($244,843 in 2002) and $530,137 in 2003 in acquisition costs of mineral properties ($104,690 in 2002) due to the advancement of its Greenwood Gold Project.

Summary of Quarterly Results (Unaudited)

Results for the eight most recent quarters ending with the last quarter for the three months ending December 31, 2003 are tabled below:

Quarterly Period Ending	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	614,482	1,494,087	136,998	81,744
Basic and Diluted Net Loss per Share	$0.02	$0.06	$0.01	$0.00
Deferred Exploration	474,491	81,804	76,988	53,941

Quarterly Period Ending	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	119,603	87,287	361,471	78,190
Basic and Diluted Net Loss per Share	$0.01	$0.00	$0.02	$0.00
Deferred Exploration	102,231	96,825	31,221	83,888

Financing Activities

During 2003 the Company completed a number of private placement financings to raise an aggregate of $936,750.

Pursuant to a private placement dated March 6, 2003 the Company issued 842,000 flow-through units priced at $0.25 per unit for gross proceeds of $210,500, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Pursuant to a private placement dated September 25, 2003 the Company issued 1,400,000 units priced at $0.25 per unit for gross proceeds of $350,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 9, 2004 and at an exercise price of $0.40 per share to October 9, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.

Pursuant to a private placement dated September 30, 2003 the Company issued 1,105,000 units priced at $0.25 per unit for gross proceeds of $276,250, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 29, 2004 and at an exercise price of $0.40 per share to October 29, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  The Company paid a finder’s fee of 80,000 units to Canaccord Capital in connection with the private placement with the finder’s warrants being subject to the same terms and conditions as the private placement warrants.

Pursuant to a private placement dated October 29, 2003 the Company issued 333,333 units priced at $0.30 per unit for gross proceeds of $100,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.40 per share, prior to November 14, 2004.

In September 2003 the Company completed a loan transaction with Ocean Resources Capital Holdings Plc (“ORCH”) of London, England, whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold.  Provisions of the ORCH loan include: a) a term of three years; b) repayment of the principal by the delivery of gold bullion priced at US$315/ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over the Company’s present assets at August 14, 2003.   As additional consideration the Company issued 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827.  The Company also paid a London broker’s commission of $117,686 and a finder’s fee of $53,494 to Peter Maclean of Vancouver.

During December 2003 the Company also received subscriptions pursuant to agreements for two flow-through private placements of 835,000 units priced at $0.35 per unit and 1,714,286 units priced at $0.35 per unit.  In January 2004, subsequent to the year ending December 31, 2003 the Company closed the previously announced private placements from December 2003 for total proceeds of $1,318,235.

Pursuant to a flow-through private placement dated December 4, 2003, which subsequently closed on January 5, 2004, the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2004.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement with the warrants having the same terms and conditions as for the private placement.

Pursuant to a flow-through private placement dated December 23, 2003, which also closed on January 5, 2004, the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a flow-through private placement dated December 30, 2003, which subsequently closed on January 5, 2004 the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a non-flow-through private placement dated November 21, 2003, which subsequently closed on January 8, 2004, the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

Liquidity and Capital Resources

The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, and inflation, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company has received 800,000 common shares of IWA.  During 2003 the Company sold 400,000 common shares of IWA realizing a gain on the sale of marketable securities of $8,501.  The Company continues to hold the remaining 200,000 shares of IWA.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares subsequent to the year end, in January 2004.  The Company holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for investment purposes.

The Company’s working capital position as at December 31, 2003 was $1,705,453 compared to a working capital deficiency of $233,839 at December 31, 2002.  The increase in working capital was due to a number of private placement financings and the ORCH loan (see “Financing Activities”).

The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Outstanding Share Data

As at December 31, 2003 the issued and outstanding capital of the Company was 32,884,069 common shares.

Subsequent to the year ending December 31, 2003, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares, pursuant to an ordinary resolution of the Company’s shareholders dated January 15, 2004.

The Company’s share data as at April 30, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at April 30, 2004			43,876,368
Warrants Outstanding
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005
333,333	$0.40	November 14, 2004
1,202,278	$0.45	January 5, 2005
1,885,715	$0.45	January 5, 2005
801,429	$0.45	January 5, 2005
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006
619,200	$0.45	March 12, 2005
400,012	$0.45	March 12, 2006
5,714,285	$0.45	March 17, 2005
13,761,252			13,761,252
Stock Options Outstanding
350,000	$0.36	April 11, 2005
145,000	$0.25	May 26, 2005
60,000	$0.25	November 3, 2005
100,000	$0.25	December 4, 2005
735,000	$0.15	May 6, 2007
980,000	$0.20	September 8, 2008
2,370,000			2,370,000
			60,007,620

Outlook

In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production.  The Company’s British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation, have commenced an initial diamond drill program on the San Gold #1 deposit.  The parties will focus on extending and developing known high grade veins within the Bissett mine.  Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. Joint venture plans include working to place the Bissett mine back into production using selective mining methods. The San Gold #1 deposit is envisioned to contribute greater than 200 tons per day after diamond drilling, development, and a bulk sample has been completed.

AUDITORS’ REPORT

To the Shareholders of

Gold City Industries Ltd.

We have audited the consolidated balance sheets of Gold City Industries Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada

April 09, 2004

Chartered Accountants

GOLD CITY INDUSTRIES LTD.

 CONSOLIDATED BALANCE SHEETS

	DECEMBER 31
	2003	2002
ASSETS

Current
Cash and cash equivalents	$1,794,613	$9,382
Marketable securities	44,000	56,000
Accounts receivable	41,285	10,659
Prepaid expense	1,702	1,239
Current portion other assets	5,758	5,850
	1,887,358	83,130

Mineral Properties And Related Deferred Exploration (Note 3)	3,912,318	2,776,906
Capital Assets (Note 4)	28,791	44,039

Long – Term Investment (Note 5)	95,000	-

Other Assets (Note 6)	40,167	43,780
	$5,963,634	$2,947,855

LIABILITIES
Current
Accounts payable and accrued liabilities	$181,905	$230,029
Loans payable	-	86,940
	181,905	316,969

Long-Term Debt (Note 7)	2,591,361	-

Share Subscriptions (Note 8)	875,985	30,000
	3,649,251	346,969

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)	10,725,291	8,838,743

Contributed Surplus	312,720	158,460
	11,038,011	8,997,203
Deficit	(8,723,628)	(6,396,317)
	2,314,383	2,600,886
	$5,963,634	$2,947,855

Operations (Note 1) Commitments and contingent liabilities (Note 11) Subsequent Events (Note 13) Approved by the Directors:
Signed “Courtney Shearer”	Signed “ Paul Cowley”

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31	2003	2002

Administrative Expenses
Audit, accounting and legal	$79,272	$44,968
Business development	11,840	1,473
Consulting and technical fees	14,858	1,800
Financing fees and interest	988,223	-
Unrealized loss on long-term debt (Note 7)	630,361	-
Foreign exchange (gain) loss	(149,065)	-
Office and general	356,865	193,188
Share transfer and regulatory fees	47,580	21,344
Depreciation	3,349	4,638
Investor Relations	20,769	495

Loss Before Other Expenses	2,004,052	267,906

Other Expenses (Recoveries)
Interest and other income	(6,163)	(2,059)
Mineral property evaluation	30,845	56,996
Gain on sale of marketable securities	(8,501)	-
Abandonment of mineral properties	71,312	305,248
Write-off of mill assets	81,506	-
Stock-based compensation	154,260	18,460
	323,259	378,645

Loss For The Year	2,327,311	646,551

Deficit, Beginning Of Year	6,396,317	5,749,766

Deficit, End Of Year	$8,723,628	$6,396,317

Basic and diluted loss per share	$0.09	$0.03

Weighted average shares outstanding	26,865,249	19,105,416

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(2,327,311)	$(646,551)
Add (deduct) items not involving cash:
Financing fees (Note 7)	609,827	-
Unrealized loss on long-term debt (Note 7)	630,361	-
Foreign exchange gain	(178,744)	-
Gain on sale of marketable securities	(8,501)	-
Abandonment of mineral properties	71,312	305,248
Write-off of mill assets	81,506	-
Depreciation	3,349	4,638
Stock-based compensation	154,260	18,460
	(963,941)	(318,205)

Net changes in non-cash working capital
Accounts receivable	(30,626)	(2,711)
Prepaid expense	(463)	(100)
Accounts payable and accrued liabilities	(48,124)	99,289
	(1,043,154)	(221,727)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	64,501	-
Purchase of capital assets	(53,607)	(17,932)
Acquisition of mineral properties	(490,000)	(104,690)
Deferred exploration	(687,224)	(244,843)
Other assets	3,705	25,664
Long-term investment	(80,000)	-
	(1,242,625)	(341,801)

Cash flows from (used in) financing activities
Shares issued for cash	1,142,221	333,110
Share subscriptions received	875,985	30,000
Loans payable	(86,940)	(51,341)
Long-term debt (Note 7)	2,139,744	-
	4,071,010	311,769

Net cash and cash equivalents provided (used) during the year	1,785,231	(251,759)

Cash and cash equivalents beginning of year	9,382	261,141

Cash and cash equivalents end of year	$1,794,613	$9,382

Supplemental cash flow information (Note 15)

GOLD CITY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.

NATURE OF OPERATIONS

The Company was incorporated as Gold City Mining Corporation under the Company Act (British Columbia) on December 7, 1994 by amalgamation of Gold City Resources Ltd., Providence Industries Ltd., and McKinney Mines Ltd.  This name was subsequently changed to Consolidated Gold City Mining Corporation on October 29, 1997 concurrent with a share consolidation and changed again on August 26, 1998 to Gold City Industries Ltd. (the “Company”) concurrent with a further corporate restructuring and share consolidation.  Its principal business activities have included the exploration for and development of mineral properties.

These financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Consolidation

During 2003 the Company acquired all of the issued and outstanding shares of BGP Resources Ltd. (“BGP”) and included thereafter the amounts of such entity in the Company’s consolidated financial statements.

Mineral properties and deferred exploration expenditures

The Company records its interests in mineral properties at cost.  Expenditures on general mining exploration are charged against operations as incurred.  Exploration expenditures for specific projects are deferred until such time as the projects achieve commercial production, or are sold or abandoned. When a project achieves commercial production, the deferred exploration expenditures are amortized against operations over the estimated life of the mine.  Expenditures relating to abandoned projects are charged to operations in the year of abandonment. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Investments

Marketable securities are valued at the lower of cost or market value.

The Company accounts for its investment in Jantri as a long-term investment.  The securities of Jantri held by the Company are recorded at cost until such time that an impairment in value which is other than temporary has been determined, at which time they will be written down to market value.

Capital Assets and Depreciation

The Company records its acquisition of capital assets at cost.  Depreciation is charged to operations on a declining basis at the following annual rates:

Office furniture and equipment	20%
Mining equipment	30%
Milling equipment	20%

Use of estimates

The Company uses estimates in preparing these consolidated financial statements based on the best information available at the balance sheet date.  These estimates are reviewed and adjusted regularly to ensure that such estimates are reasonable.  The estimates included in the consolidated balance sheets, statements of operations and deficit and cash flows will vary with actual results.

Income taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse.  Future income tax assets also result from unused loss carry forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deduction.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

Stock-based compensation

The Company has an employee stock option plan.  In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, effective January 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding.  Any consideration paid on exercise of stock options is credited to share capital.

Financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, mortgages and notes receivable, accounts payable and accrued liabilities and loans payable.  The fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be cash and short-term investments with original maturities of three months or less.

Loss per share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company adopted the treasury method of accounting for the calculation of diluted earnings per share, under which the deemed proceeds of the exercise of options and warrants are considered to be used to reacquire common shares at an average price per share.

3.  MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES

(a)

The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option.  Deferred costs are as follows:

December 31, 2003:

	Balance December 31, 2002	2003 Property Acquisition	2003 Exploration Costs	Costs Written Off	Balance December 31, 2003

Rock Creek & Old Nick Property	$506,235	$-	$7,158	$-	$513,393
Domin Project	291,466	17,500	3,550	-	312,516
Caramelia Property	720,696	11,000	8,370	-	740,066

Boundary Project	70,057	-	-	70,057	-

Midway Project	45,524	-	14,039	-	59,563
Sappho Property	85,346	-	3,041	-	88,387
WelBar Project	379,792	(28,363)	(9,973)	-	341,456
Bridon Property	905	-	-	905	-

Greenwood Gold Property	636,725	500,000	647,402	-	1,784,127
Tommy Jack Property	39,810	30,000	3,000	-	72,810
Shut Property	350	-	-	350	-

Total	$2,776,906	$530,137	$676,587	$71,312	$3,912,318

December 31, 2002:

	Balance December 31, 2001	2002 Property Acquisition	2002 Exploration Costs	Costs Written Off	Balance December 31, 2002

Rock Creek & Old Nick Property	$501,195	$1,000	$4,040	$-	$506,235
Domin Project	273,813	16,500	1,153	-	291,466
Caramelia Property	684,198	-	36,498	-	720,696
Amy Project	33,459	-	940	34,399	-
Boundary Project	60,772	-	9,285	-	70,057
Congo Project	174,709	93,160	-	267,869	-
Midway Project	42,449	-	3,075	-	45,524
Sappho Property	75,137	4,250	5,959	-	85,346
WelBar Project	406,389	(36,000)	9,403	-	379,792
Bridon Property	-	-	905	-	905
Carbon Creek Property	-	-	2,980	2,980	-
Greenwood Gold Property	-	498,030	138,695	-	636,725
Tommy Jack Property	-	8,250	31,560	-	39,810
Shut Property	-	-	350	-	350

Total	$2,252,121	$585,190	$244,843	$305,248	$2,776,906

4.  CAPITAL ASSETS

	2003			2002
		Accumulated	Book		Accumulated	Book
	Cost	Depreciation and Write Downs	Value	Cost	Depreciation and Write Downs	Value

Milling equipment	$85,065	$81,506	$3,559	$21,000	$-	$21,000
Office equipment	112,807	87,575	25,232	85,607	62,568	23,039

	$197,872	$169,081	$28,791	$128,265	$62,568	$44,039

5.

LONG-TERM INVESTMENT

Long-term investment consists of 500,000 common shares of Jantri Resources Inc. (“Jantri”).  Such shares were acquired pursuant to a private placement in Jantri and as a result of a share issuance to the Company by Jantri pursuant to a mineral property option agreement (Note 11).

6.  OTHER ASSETS

	2003	2002

Mortgages receivable	$12,125	$12,125
Note receivable	1,019	4,724
Deposit	2,781	2,781
Reclamation bonds	30,000	30,000
	45,925	49,630
Less: Current portion	(5,758)	(5,850)
	$40,167	$43,780

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties.  The mortgage is secured by the land title, and bears interest at 7.255%.  The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2004.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company’s exploration sites.

7.     LONG-TERM DEBT

During the year the Company entered into an agreement, as amended, with Ocean Resources Capital Holdings Ltd. of London, England (“ORCH”) pursuant to which the Company borrowed £960,000 in the form of 4,817 ounces of gold from ORCH (the “ORCH Loan”).  The ORCH Loan is repayable after three years at ORCH’s option as to 4,817 ounces of gold or the cash equivalent denominated in British Pounds at the time of repayment.

Under the terms of the ORCH Loan, interest accrues at 12% per annum and is payable semi-annually.  The Company has the right to make 60% of the interest payments through the issuance of its shares.  The number of shares to be issued is calculated at the greater of market price at the time of interest payment or $0.75 per share in the first year and $0.88 per share in the second and third years.

The ORCH Loan is secured by a first ranking security charge over the Company’s current assets.  As further consideration for making the ORCH Loan available to the Company, the Company paid a financing fee to ORCH in the form of 4,279,488 of its common shares at an aggregate ascribed value of $609,827.

The Company records to its statement of operations the entire amount of any change in the Canadian dollar equivalent of the ORCH Loan that occurs during the fiscal period being reported on.  As such, the Company has recorded to its statements of operations for the year ended December 31, 2003 an expense of $630,361 relating to the unrealized loss on the gold contract payable offset by a foreign exchange gain of $178,744 relating to the unrealized gain on holding what is essentially a US dollar debt.

8.

SHARE SUBSCRIPTIONS

During 2003 the Company received subscriptions pursuant to agreements for two private placements of 835,000 units at $0.35 per unit and 1,714,286 units at $0.35 per unit respectively. Each unit in both offerings consists of one flow-through common share and one non-flow-through common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.45 per share for one year after closing, expiring thereafter.

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

9.    SHARE CAPITAL

(a)

    Authorized

  60,000,000 common shares without par value

       (b)

Issued

	Common
	Shares	Amount
Balance December 31, 2001	15,625,494	$7,714,933
Issued during 2002
For cash	2,220,732	333,110
For share subscriptions received in 2001 (Note 8)	1,692,333	253,850
For acquisition of mineral properties (Note 11)	3,375,000	507,500
For acquisition of milling equipment	100,000	15,000
For debt settlement	110,666	14,350
Balance December 31, 2002	23,124,225	8,838,743

Issued during 2003
For cash (net of issue expenses of $29,850)	3,760,333	926,900
For cash pursuant to exercise of warrants	1,070,000	196,567
For cash pursuant to exercise of options	125,000	18,750
For financing fee on long-term debt (Note 7 )	4,279,488	609,827
For share subscriptions received in 2002 (Note 8)	200,000	30,000
For acquisition of mineral properties (Note 11)	225,000	88,500
For acquisition of milling equipment	100,000	16,000
Upon correction of transfer agent records	23	4
Balance December 31, 2003	32,884,069	$10,725,291

     (c)

Financings

During 2003 the Company completed financings as follows:

i)

In April the Company issued 842,000 units at $0.25 per unit for gross proceeds of $210,500.  Each unit consisted of one flow-through common share and one non-flow-through common share purchase warrant  (“April Warrant”).  Two April Warrants entitle the holder thereof to purchase one common share at a price of $0.30 per share until April 2, 2004.

ii)

In October the Company issued 1,400,000 units at $0.25 per unit for gross proceeds of $350,000.  Each unit consisted of one common share and one common share purchase warrant (“October A Warrant”).  Each October A Warrant entitles the holder thereof to purchase one common share at $0.30 per share until October 9, 2004 and at a price of $0.40 per share to October 9, 2005, expiring thereafter.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the October Warrant will expire.

iii)

In October the Company issued 1,105,000 units at $0.25 per unit for gross proceeds of $276,250. Each unit consisted of one common share and one common share purchase warrant (“October B Warrant”).  Each October B Warrant entitles the holder thereof to purchase one common share at a price of $0.30 per share until October 29, 2004 and at a price of $0.40 until October 29, 2005, expiring thereafter.  In the event that at any time during the second year of the warrant term the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the October B Warrant or it will expire.

A finder’s fee of 80,000 units was paid to a brokerage firm in connection with this offering.

iv)

In November the Company issued 333,333 units at $0.30 per unit for gross proceeds of $100,000.  Each unit is comprised of one common share and one common share purchase warrant (“November Warrant”).  Each November Warrant entitles the holder to purchase one common share at an exercise price of $0.40 per share until November 14, 2004, expiring thereafter.

During 2002 the Company completed financings as follows:

v)

In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

vi)

In November the Company issued 241,700 units at $0.15 per unit for gross proceeds of $36,255. Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire an additional common share at $0.20 pre share until November 14, 2003.

Concurrently, the Company issued 312,366 flow-through units at $0.15 per unit for gross proceeds of $46,855.  Each flow-through unit consists of one flow-through common share and one non flow-through common share purchase warrant.  Each such warrant entitled the holder thereof to acquire an additional common share at $0.20 per share until December 31, 2002.

vii)

In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

viii)

In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

(d)

Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	2003		2002
	Warrants Outstanding (1)	Weighted Average Exercise Price $/Share	Warrants Outstanding(1)	Weighted Average Exercise Price $/Share
At January 1	3,600,699	0.19	2,881,664	0.31
Issued	3,439,333	0.31	3,913,065	0.19
Exercised	(1,070,000)	0.18	-	-
Expired	(2,630,699)	0.19	(3,194,030)	0.30
At December 31	3,339,333	0.31	3,600,699	0.19

           (1)  The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)

Options

A summary of the Company’s options at December 31, 2003 and 2002 and the changes for the years ending on  those dates is presented below:

	2003		2002
	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	1,790,000	0.21	945,000	0.27
Granted	995,000	0.20	845,000	0.15
Exercised	(125,000)	0.15	-	-
Cancelled	(250,000)	0.17	-	-
At December 31	2,410,000	0.21	1,790,000	0.21

The following table summarizes information about the stock options outstanding at December 31, 2003:

Options Outstanding			Options Exercisable

Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares

$0.36	350,000	1.28	350,000
$0.25	305,000	1.66	305,000
$0.15	760,000	3.35	760,000
$0.20	995,000	4.69	905,000
	2,410,000	3.39	2,320,000

Options to acquire common shares have been granted and are outstanding at year-end to officers and directors of the Company as follows:

Number of Common shares	Option Price	Expiry Date

350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$ 0.25	December 4, 2005
600,000	$ 0.15	May 6, 2007
525,000	$0.20	September 08, 2008
1,720,000

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during 2002 consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss would have been increased to the pro forma amount indicated below:

2002
Net loss – as reported	$(630,551)
Add: Stock-based compensation expense included in net loss – as reported	18,460
Deduct: Stock-based compensation expense determined under fair value method	(91,758)
Net loss – pro forma	$(703,849)
Net loss per share (basic and diluted) – as reported	$0.03
Net loss per share (basic and diluted) – pro forma	$0.04

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options for 2003 and 2002, have been estimated using an option-pricing model.  Assumptions used in the pricing model are as follows:

		2003	2002
a)	average risk-free interest rate	4.1%	3.5%
b)	expected life	5.0 years	2.5 years
c)	expected volatility	119%	100%
d)	expected dividends	nil	nil

10.

INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2003	2002
Statutory tax rate	37.62%	39.62%
Loss per financial statements	$2,197,235	$(646,551)

Expected income tax recovery	(826,600)	(256,164)
Non-Deductible differences	253,653	203,657
Unrecognized tax losses	572,947	52,507

Income tax provision	$-	$-

The significant components of the Company’s future tax assets are as follows:

	2003	2002

Cumulative exploration and development expenses	1,771,432	1,301,196
Net operating loss carry forwards	1,197,470	740,995
Less: valuation allowance	(2,968,902)	(2,042,192)

Net future income tax asset (liability)	$-	$-

 Losses that reduce future income for tax purposes expire as follows:

2004	$375,009
2005	159,678
2006	200,486
2007	312,228
2008	212,564
2009	285,525
2010	1,637,277
$3,182,767

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

11.   COMMITMENTS AND CONTINGENT LIABILITIES

     (a)   Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire a 100% interest, subject to a 2% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $550,000, issuing 200,000 common shares, and by incurring exploration expenditures on the property or by making cash payments in lieu sufficient to maintain a minimum of two years assessment work on the property each year that the agreement is in place.  As at December 31, 2003, the Company has issued 200,000 shares common shares, has incurred sufficient expenditures for assessment work through 2005; and has made cash payments of $15,000 and is deemed to have made additional cash payments of $85,000 through the issuance of additional of its common shares and by transferring to the vendors 200,000 shares of Nu XMP (see below).

The Company entered into an option agreement dated May 29, 2003 with Nu XMP Ventures Ltd. (“Nu XMP”) whereby Nu XMP may acquire a 50% interest in the Dominion Creek property, subject to the underlying agreement and royalty, in consideration for cash payments aggregating $255,000 to the Company; issuing 800,000 post-consolidation shares of Nu XMP to the Company; and incurring exploration expenditures of $750,000 prior to May 1, 2007.  To date the Company has received payments of $5,000 cash and has been issued 200,000 common shares of Nu XMP (subsequently transferred to the vendors of the Dominion Creek property – see above).

      (b)

Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property.  As at December 31, 2003, the Company has issued 75,000 shares to the vendors and has incurred expenditures of $74,362.

      (c)

Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place.  As at December 31, 2003, the Company has made cash payments of $10,000; has issued 100,000 shares; and has incurred expenditures of $34,560.

       (d)

Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company acquired a 100% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares; by incurring exploration expenditures of $250,000 prior to September 5, 2004; and by making a cash payment of $250,000 prior to December 5, 2003.  Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties.

(e)

Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company acquired a 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 by December 31, 2003.

(f)

Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500; and by incurring exploration expenditures of $250,000 prior to October 21, 2006.  As at December 31, 2003 the Company has made cash payments of $30,000; has issued 150,000 shares; and has incurred expenditures of $39,046.

(g)

Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October 21, 2004.  Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly.  As at December 31, 2003, the Company has issued 400,000 shares and has made cash payments of $50,000.

(h)

The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively.  The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

(i)

Pursuant to the terms of an option agreement between the Company and Jantri, the Company has granted Jantri the right to earn a 50% interest in the Company’s Caramelia Property.  To earn its interest, Jantri must make cash payments of $150,000 and issue 600,000 of its common shares to the Company, and complete $500,000 of exploration expenditures on the property over a period of five years.  As at December 31, 2003, the Company has received 100,000 common shares of Jantri.

12.  RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $319,545 (2002 - $188,260) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable include $12,185 (2002 - $151,681) payable to directors, officers and companies controlled by directors or officers.

During 2003 and subsequent to December 31, 2003, the Company entered into option agreements with Jantri wherein Jantri acquired the right to earn an interest in certain of the Company’s mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.  The Company as at April 9, 2004 holds approximately 15.4 % of Jantri’s issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

13.

SUBSEQUENT EVENTS

a)

In January 2004 the Company reported that it had closed four separate non-brokered private placements and issued securities in accordance therewith as follows:

i)

Issued 1,123,528 flow-through units at $0.35 per unit for gross proceeds of $393,235.  Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant.  Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  A finder’s fee of 78,750 units, bearing identical terms to the securities issued under the private placement, was paid to a brokerage firm.

ii)

Issued 1,714,286 flow-through units at $0.35 per unit for gross proceeds of $600,000.  Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  Aggregate finder’s fees of $45,000 cash and 171,429 finder’s warrants were paid to two investment banking institutions.   The finder’s warrants bear identical terms and conditions to the securities issued under the private placement.

iii)

Issued 728,572 flow-through units at $0.35 per unit for gross proceeds of $255,000. Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  Aggregate finder’s fees of $19,125 cash and 72,857 finder’s warrants were paid to two investment banking institutions.  The finder’s warrants bear identical terms and conditions to the securities issued under the private placement.

iv)

Issued 200,000 units at $0.35 per unit for gross proceeds of $70,000.  Each unit is comprised of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to purchase a common share at $0.45 per share until January 8, 2005 and at a price of $0.55 per share thereafter until January 8, 2006, thereafter expiring.  A finder’s fee of 20,000 units bearing identical terms and conditions to the securities issued under the private placement was paid to a brokerage firm.

b)

In January 8, 2004 the Company executed a letter of intent with San Gold Resources Company (“San Gold”) wherein the Company entered into a 50:50 joint venture (“the Rice Lake JV”) with San Gold to acquire 100% of the outstanding shares of Harmony Gold Canada Inc.  (“Harmony Canada”) from Harmony Gold Mining Company of South Africa in consideration for payment by the Company and San Gold of $3,500,000 cash and shares of the Company and San Gold having an aggregate value of $4,000,000.  The assets of Harmony Canada consist of the Bissett Gold Mine, located at Bissett, Manitoba.

In addition, pursuant to the terms and conditions of the Rice Lake JV, as amended February 11, 2004, the Company may earn a 50% interest in all of San Gold’s mineral properties located contiguous to the Bissett Gold Mine by funding $1,000,000 of exploration expenditures on San Gold’s mineral properties.

In connection with the acquisition of the Bissett Gold Mine, San Gold and the Company completed a private placement of 516,000 units at $0.82 per unit for gross proceeds of $423,120.  Each unit consists of one San Gold common share at a price of $0.40 per share, one San Gold common share purchase warrant, exercisable at price of $0.50 per share for a period of one year from closing, 1.2 common shares of the Company at a price of $0.35 per share and 1.2 common share purchase warrants of the Company, each whole warrant exercisable at a price of $0.45 per share for a period of one year from closing.  An agent’s fee of $31,734 cash was paid in connection with the offering.  In addition, the Company issued broker warrants entitling the agent to purchase 46,440 common shares at a price of  $0.45 per share for a period of two years from date of closing.  Further, in connection with services provided relating to the acquisition of Harmony Canada, the Company paid the agent $40,929 cash and issued 225,000 common share purchase warrants exercisable at a price of $0.45 per warrant for a period of two years from date of closing.

Finally, in March 2004, the Company and San Gold entered into an agreement (“the Loan Agreement”) with Quest Capital Corp. (“Quest”) whereby Quest provided a loan of $2,500,000 (“the Loan”) to San Gold and the Company with respect to the Rice Lake JV.  The Loan Agreement provides that interest on the Loan will be payable at 12% per annum, calculated, compounded and payable monthly.  Quest also received a bonus of $250,000 in the form of 350,000 free-trading common shares of San Gold and 450,000 free-trading common shares of the Company.  The Loan is secured by the assets held in the Rice Lake JV plus any other assets acquired by the Company subsequent to entering the Loan Agreement.  In connection with the such securitization, ORCH waived its right to a first charge on such assets and has taken subordinated security with respect to the same.

c)

In January 2004 the Company made application to regulatory bodies as authorized by its shareholders, to increase its authorized share capital to 200,000,000 common shares without par value.  Such application was approved and the Company’s authorized share capital correspondingly increased.

d)

In January 2004 the Company received 200,000 common shares of Jantri pursuant to Jantri’s option to acquire a 50% interest in the Caramelia Property.

e)

In March 2004 the Company announced that it had entered into an option agreement with Jantri whereby Jantri may earn up to a 70% interest in the Company’s Old Nick property.  To earn its interest, Jantri must make cash payments totalling $1,350,000 and issue 3,000,000 of its shares to the Company; and incur $3,500,000 of exploration expenditures on the property over a period of 3.5 years.  In addition, at the completion of production financing, Jantri must pay to the Company the greater of $2,500,000 or 20% of the net present value of the property based on a bankable feasibility study cash flow projection,

14.  SEGMENTED INFORMATION

All of the Company’s operations have been in one industry, the exploration for precious metals.  Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company’s mineral properties and capital assets are all in Canada.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002
Non-cash transactions
- Shares issued for acquisition of mineral properties	$88,500	$507,500
- Shares issued for acquisition of milling equipment	16,000	15,000
- Shares issued for finder’s fee related to private placements	20,000	-
- Shares issued for finder’s fee on long-term debt	609,827	-
- Shares issued for debt settlement	-	14,350
- Marketable securities received as option payments	(84,000)	(36,000)
- Securities received as option payment and classified as long-term investment	(15,000)	-
- Marketable securities paid as option payment	40,000	-
	$675,327	$500,850

GOLD CITY INDUSTRIES LTD.

Corporate Directory

Head Office	Officers

Gold City Industries Ltd.	Melvin W. Smale
550 – 580 Hornby Street	Chairman
Vancouver, BC V6C 3B6
Amir J. Hirani
Telephone: (604) 682-7677	Vice Chairman
Facsimile: (604) 642-6577
Frederick J. Sveinson, P.Eng.
E-Mail: info@gold-city.net	President & Chief Executive Officer
Website: www.gold-city.net
Paul S. Cowley, P.Geo.
Directors	Vice President Exploration

Paul S. Cowley*	Courtney A. Shearer, B.Sc., MBA
North Vancouver, BC	Chief Financial Officer

Courtney A. Shearer	Robert G. McMorran, C.A.
Bragg Creek, AB	Corporate Secretary

Melvin W. Smale*	Terry A. Sveinson, C.G.A.
Mission, BC	Treasurer

Frederick J. Sveinson
Richmond, BC	Auditors

Robert G. McMorran*	Morgan & Company
Port Moody, BC	Vancouver, BC

* Member of Audit Committee	Solicitors

Lyons Hamilton
Vancouver, BC

Stock Exchange Listing	Transfer Agent

TSX Venture Exchange	Computershare Trust Company
Symbol: GC	Vancouver, BC

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

May 7, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Gold City Industries Ltd.

We confirm that the following material was sent by pre-paid mail on May 7th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual General Meeting / Information Circular

B Proxy

C Supplemental Mailing List Return Card

D Annual Report 2003 including President’s Message to Shareholders / Management

Discussion and Analysis / Consolidated Financial Statements for the years ended

December 31, 2003 and 2002

E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to

Canadian Securities Administrators’ National Instrument 54-101 regarding communication with

Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4504)

Fax: 604.661.9401

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

Gold City Industries Ltd. (the "Company")

TO BE HELD AT

Computershare Trust Company of Canada

3rd Floor Boardroom, 510 Burrard Street, Vancouver, BC V6C 3B9

ON Friday, June 4, 2004, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints Frederick J. Sveinson, a Director of the Company, or failing this person, Courtney A. Shearer, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To approve the audited consolidated financial statements and the Auditors’ Report thereon for the fiscal year ended December 31, 2003
2.	To determine the number of Directors at five (5)
		For	Withhold
3.	To elect as Director, Paul S. Cowley
4.	To elect as Director, Robert G. McMorran
5.	To elect as Director, Courtney A. Shearer
6.	To elect as Director, Melvin W. Smale
7.	To elect as Director, Frederick J. Sveinson
8.	To appoint Morgan & Company as Auditors of the Company
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration
10.	To approve the stock option plan as described in the Information Circular
11.	To authorize the Directors to make amendments to existing stock options
12.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

GOLD CITY INDUSTRIES LTD.

INFORMATION CIRCULAR

 FOR THE ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD FRIDAY, JUNE 4, 2004

(Containing Information as at April 30, 2004 unless otherwise indicated)

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by Management of Gold City Industries Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company and any adjournment thereof to be held at 10:00 am, Friday, June 4, 2004 at the 3rd Floor Boardroom of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 for the purposes set forth in the Notice of Meeting distributed with this Information Circular.  The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the accompanying Form of Proxy are directors of the Company and are nominees of Management.  A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING, OTHER THAN THE MANAGEMENT NOMINEES.  A Member desiring to do so should strike out the printed names and insert the desired person's name in the blank space provided in the Form of Proxy.

The execution of a proxy should be by the Member or his attorney authorised in writing, or where the Member is a corporation, by a duly authorised officer or attorney of the corporation.  In order to be effective, a completed proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding weekends and holidays) before the time of the Meeting or adjournment thereof.  THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE MEETING.

A proxy may be revoked by any instrument in writing executed by the Member or by his attorney authorised in writing, or where the Member is a corporation, by a duly authorised officer or attorney of the corporation, and delivered either to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of and prior to the Meeting, or any adjournment thereof, at which the proxy is to be used.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

The shares represented by proxies will be voted by the Proxyholder on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the shares will be voted in accordance with the specifications so made. WHERE NO CHOICE HAS BEEN SPECIFIED, THE SHARES WILL BE VOTED FOR THE APPROVAL OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority with respect to matters where no choice is specified, with respect to amendments or variations to matters described in the Notice of Meeting and with respect to any other matters not so described, which may properly come before the Meeting. At the time of printing this circular, the Management of the Company knows of no such amendment, variation or other matter to come before the Meeting. However, if any other matters, which are now not known to Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matter in accordance with the best judgement of the Proxyholder.

NON-REGISTERED MEMBERS

Only Registered Members or duly appointed Proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “Non-Registered” Members because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares.  More particularly, a person is a Non-Registered Member in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Member deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) with which the Intermediary deals.  In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Members.

Intermediaries are required to forward the Meeting Materials to Non-Registered Members unless a Non-Registered Member has waived the right to receive them.  Generally, Non-Registered Members who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which describes the limits voting to the number of shares beneficially owned by the Non-Registered Member, but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Member when depositing the Proxy.  The Non-Registered Member who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)

be given a Proxy Authorization Form, which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Member and returned to the Intermediary or its service company, will constitute voting instructions, which the Intermediary must follow.  The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions.  In order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Member must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Members to vote their Shares, which they own only beneficially.  Should a Non-Registered Member who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Member will be obliged to strike out the Management Proxyholder’s name(s) and insert the Non-Registered Member’s name in the blank space provided.  In either case, Non-Registered Members must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common voting shares with no par value, of which 43,876,368 common shares are  issued and outstanding as fully paid and non-assessable as at the record date of April 30, 2004, each carrying the right to one vote. Registered Members or their Proxyholders are entitled to attend and vote at the Meeting. The Company has only one class of shares entitled to be voted at the Meeting. To the knowledge of Management, the only person(s) who hold 10% or more of the issued shares of the Company are as follows:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Voting Shares
CDS & Co.	24,123,318	54.98%
Harmony Gold Mining Company (South Africa) Limited	5,714,285	13.02%

FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Members at the Annual General Meeting. The Financial Statements, together with the Auditor's Report thereon and the President's Report to Shareholders are being mailed to Members of record with together with this Information Circular. Additional copies of the Financial Statements, together with the President's Report to Shareholders, Notice of Meeting, this Information Circular and Proxy will be available from the Company's Registered and Records Office: Suite 550, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time prior to the Meeting.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to nominate Morgan & Company, Chartered Accountants for re-appointment as auditors of the Company for the ensuing year, and to request authority for the Board of Directors to fix their remuneration.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next Annual General Meeting or until their successors are duly elected or appointed.  It is proposed that the Board of Directors consist of five (5) members for the ensuing year.  Persons named in the enclosed Form of Proxy intend to vote for the election of the nominees whose names are set forth below:

Paul S. Cowley

Robert G. McMorran

Courtney A. Shearer

Melvin W. Smale

Frederick J. Sveinson

The names and municipalities of residence of the persons who are nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the period served as director and the principal occupation of each are as follows:

Name and City of Residence	Principal Occupation During Past Five Years	Office	Number of Shares Beneficially Held
Paul S. Cowley1 North Vancouver, BC	Professional Geologist, Consultant	Director since April 11, 2000 VP Exploration for Company since May 26, 2000	57,700 (Direct) 32,000 (Indirect)
Robert G. McMorran1 Port Moody, BC	Chartered Accountant, Chief Financial Officer of Canada Dominion Resources Corporation, President and sole director of Malaspina Consultants Inc.	Corporate Secretary since October 30, 1998 Director since May 14, 2003	10,000 (Indirect)
Courtney A. Shearer Bragg Creek, AB	Business Development Consultant, Larkspur Associates Inc.	Director since December 4, 2000 Chief Financial Officer since June 8, 2001	111,000 (Direct) 150,263 (Indirect)
Melvin W. Smale1 Mission, BC	Retired Businessman	Director since October 30, 1998 Chairman since May 28, 2003	2,112,356 (Direct)
Frederick J. Sveinson Richmond, BC	Professional Engineer – Consultant to the mining industry	President and Director since October 30, 1998 CEO since April 11, 2000	117,000 (Direct) 2,064,875 (Indirect) 511,227 (Control)

Note 1.

Member of Audit Committee

All five of the proposed directors were each elected to his present term of office by a vote of Members at the last Annual General Meeting of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion.

REMUNERATION OF MANAGEMENT AND OTHERS

Summary Compensation Table

The following table sets out the compensation received by each of the Named Executive Officers for each of the Company’s three most recently completed financial years. "Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. Also, disclosure is required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000, whether or not they are an executive officer at the end of the year. At 2003 year end the Company had one Named Executive Officer, Frederick J. Sveinson, President and CEO.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compensation	Securities Under Options/SAR Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Frederick J. Sveinson1, 2 President & CEO	2003 2002 2001	$37,500 Nil Nil	Nil Nil Nil	$52,500 $81,000 $90,000	425,000 350,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note 1.

On October 30, 1998 Frederick J. Sveinson was appointed President.

Note 2.

On April 11, 2000 Frederick J. Sveinson was appointed CEO.

Option/Stock Appreciation Rights (SAR) Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options and stock appreciation rights (SAR) granted to the named Executive Officer during the financial year ended December 31, 2003:

	Securities Under Options/SAR Granted (#)	% of Total Options/SAR Granted to Employees In Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities/Underlying Options/SAR on the Date of Grant ($/Security)	Expiration Date
Frederick J. Sveinson President & CEO	75,000	6.8%	$0.20	$0.19	September 8, 2008

The Company has granted the following incentive stock options to directors, officers, and consultants of the Company during the financial year ended December 31, 2003:

Number Granted 1	Exercise Price/share	Date of Grant	Expiry Date
1,095,000	$0.20	September 8, 2003	September 8, 2008

1  Includes the number granted to the Named Executive Officer previously disclosed.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

No aggregated option/SAR exercises were made by a named executive officer during the financial year ended December 31, 2003.

Compensation of Directors

No direct remuneration was paid or is payable by the Company to the directors in their elected capacity, other than is listed in the table on the preceding page.  No compensation is paid for attendance at Meetings or serving on committees.  However, in such cases where a professionally qualified Director is directed by the Board to perform such services as he is professionally qualified to perform, compensation may be paid to that Director at the recognized and standard rates of that profession. The Company grants Incentive Share Purchase Options to directors, senior officers and employees as an incentive for their participation in the growth of the Company.

The directors and senior officers of the Company do not participate in any pension or retirement plan, or plan to compensate directors or officers with respect to termination in the event of change of control of the Company.  There are no arrangements to pay compensation to the directors of the Company in their capacity as such, other than disclosed herein.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons has been indebted to the Company, since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors and senior officers of the Company, proposed nominees for election or associates of such persons has any material interest, direct or indirect, in any transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

STOCK OPTION PLAN

The Company has a rolling plan under which stock options are granted (the “2003 Plan”), which was approved by the Members of the Company at its annual general meeting held on May 14, 2003.  The number of shares reserved for issue under a rolling plan is limited to 10% of the issued and outstanding common shares of an Issuer at the time of any grant of options (on a non-diluted basis). The rules of the Exchange require that a rolling plan be approved yearly by shareholders to re-set the number of shares allotted and reserved for issue.  The 2003 Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 Issuers, and contains, among other provisions, the following:

*

all options are non-transferable, except in certain circumstances;

*

no more than 5% of the issued shares may be granted to any one individual in any 12 month period;

*

no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;

*

options granted to persons performing investor relations activities must vest in stages over 12 months (otherwise, no vesting period is required, although the Company may grant options with vesting periods to other eligible optionees);

*

the exercise price per share must be set at not less than the closing price of the Company’s shares on the last trading day immediately preceeding the date of grant of the option, less a maximum discount of 25%;

*

disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider;

*

options will be reclassified in the event of any consolidation, subdivision, conversion or change in the Company’s common shares, and the Company has the right to accelerate the date on which any option becomes eligible on the occurrence of a takeover bid, issuer bid, or going private transaction.

A copy of the 2003 Plan is available for review at the Company’s offices at Suite 550 – 580 Hornby Street, Vancouver, BC  V6C 3B6 during normal business hours up to and including the date of the Meeting.

The Company is asking Members to approve the following resolutions:

“BE IT RESOLVED, WITH OR WITHOUT AMENDMENT, THAT:

1.

the Company’s 2003 stock option plan (the “Plan”) be and is hereby ratified, confirmed, and approved;

2.

the Directors be and are hereby authorized to continue to grant incentive stock options under and subject to the terms and conditions of the 2003  Plan, exercisable  to purchase in the aggregate up to 10% of the Company’s issued and outstanding common share capital at the time of such grant;

3.

all options granted under the 2003 Plan be and are hereby ratified, confirmed and approved;

4.

the Directors be and are hereby authorized and directed to sign and execute all documents, agreements, and writings including any amendments thereto, file such documents, agreements, and writings with regulatory authorities and perform such other acts and deeds as may be necessary to obtain regulatory acceptance hereto and to give effect to these resolutions.

Exchange policies also provide that amendments to decrease the number of shares under option or to increase the exercise price or to cancel an option may proceed without the necessity of obtaining approval of Members.  However, a reduction in the exercise price of an option held by an insider at the time of the proposed amendment requires the approval of “disinterested” shareholders.  Disinterested shareholders are Members who are not insiders of the listed company and who are not associates of insiders.  The exercise price may only be amended if at least six months have elapsed since the grant of the option or the date the option exercise price was last amended.

Although Management has no present plans to reduce the exercise price of any outstanding options, this approval will be sought at this Meeting in order to dispense with necessity of calling another general meeting of Members should Management determine such amendments are warranted.

OTHER MATTERS

Other than as set forth in the Notice of Meeting, Management knows of no other matters to come before the Meeting.  However, should any other item(s) of business be properly brought before the Meeting, Management Proxyholders will vote on such matters in accordance with their best judgement.

CERTIFICATE

The undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Members.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia this 30th day of April, 2004

“Fred Sveinson”

Frederick J. Sveinson

President & CEO

GOLD CITY INDUSTRIES LTD.

NOTICE OF AN ANNUAL GENERAL

MEETING

TO BE HELD ON FRIDAY, JUNE 4TH, 2004

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Gold City Industries Ltd. (the “Company”) will be held in the Board Room of Computershare Trust Company of Canada, 3rd Floor –  510 Burrard Street, Vancouver, British Columbia, on Friday, June 4, 2004, at 10:00 am (Vancouver time) for the following purposes:

1.

To receive and consider the Report of Directors;

2.

To receive and consider the Audited Consolidated Financial Statements of the Company for its fiscal year ended December 31, 2003 together with the report of the auditors thereon;

3.

To appoint Auditors for the ensuing year and to authorize the Directors to fix remuneration for the Auditors;

4.

To fix the number of Directors for the ensuing year at five (5);

5.

To elect Directors for the ensuing year;

6.

To ratify, confirm, and approve the Company’s 2003 stock option plan;

7.

To grant authority to the Directors to make amendments to existing stock options, subject to regulatory approval;

8.

To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Members are entitled to vote at the meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Instrument of Proxy.  As stated in the accompanying Information Circular, the enclosed Instrument of Proxy is solicited by the Management of the Company, but you may amend it, if you so desire, by striking out the Management Proxyholders’ names listed thereon and by inserting, in the space provided, the name of the person you wish to represent you at the Meeting.

Please advise the Company of any change in your mailing address.

Dated at Vancouver, B.C. this 30th day of April, 2004

BY ORDER OF THE BOARD OF DIRECTORS

“Fred Sveinson”

Frederick J. Sveinson

President and CEO

Gold City Industries Ltd.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually  to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Gold City Industries Ltd.

Suite 550 – 580 Hornby Street

Vancouver, BC  V6C 3B6

Fax:  (604) 642-6577

NAME:

_____________________________________________________________

ADDRESS:

_____________________________________________________________

_____________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am an owner of [type of securities] of the Corporation.

SIGNATURE OF

SHAREHOLDER:

______________________________________DATE:____________

CUSIP:   380560102

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

June 24, 2004                                By:  /s/ Frederick Sveinson, President

Date